

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Weicheng Hsiao
Chief Executive Officer
HW Electro Co., Ltd.
301, Aomi 2-chome 7-4 the SOHO
Koto-ku, Tokyo
135-0064 Japan

> **Re: HW Electro Co., Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 30, 2023**
> **CIK No. 0001980262**

Dear Weicheng Hsiao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   Please disclose your current level of indebtedness.

Risk Factors
We require a significant amount of cash to fund our operations and business expansion..., page 19

2.   We note your disclosure on page 19 that you believe your current cash and anticipated cash flow from operations will be sufficient to meet your anticipated cash needs for the next 12 months. Your disclosures on pages 44 and F-8, however, indicate that your

working capital deficit, net losses, and net cash outflows from operating activities have given rise to substantial doubt as to whether you will be able to continue as a going concern. Please reconcile your disclosures and revise as appropriate.

Capitalization, page 38

3.   Please address the following items related to your capitalization table:
   • Include a double line underneath the cash line item to distinguish it from the capitalization line items;
   • Revise the liability section to reflect only your short and long-term indebtedness; and
   • Revise to clearly explain each adjustment made to your pro forma columns. In doing so, ensure you describe why loans payable decreased in the pro forma column.

Research and Development Expenses, page 47

4.   Provide a description of your research and development policies for the last three years. See Item 5.C of Form 20-F.

Liquidity and Capital Resources
Cash Flow from Operating Activities, page 49

5.   Please address the following items related to your liquidity and capital resources disclosures:
   • Revise to indicate you have a history of losses and highlight the explanatory paragraph in your audit opinion raising substantial doubt about your ability to continue as a going concern;
   • Describe management's plans to address this circumstance;
   • Disclose the potential effect the going concern opinion may have on your ability to raise additional funds; and
   • Expand your disclosure to include your estimated material cash requirements over the next twelve months. Refer to Item 303(b)(1) of Regulation S-K.

6.   Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. Accordingly, please include a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows. For example, describe how changes in inventories and accounts payable contributed to the changes in cash flows from operating activities. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Manufacturing, page 68

7.   We note your risk factor on page 12 regarding your right to exclusively sell in Japan the electric light commercial vehicles Cenntro manufactures. Please update your disclosures in this section reflect this obligation.

Related Party Transactions, page 84

8.   Please revise your related party transactions disclosure to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.

Index to Financial Statements, page F-1

9.   Please note the financial statement updating requirements provided in Item 8.A.5 of Form 20-F and revise future filings accordingly.

You may contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing